UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission File No. 1-09195

KB HOME 401(k) SAVINGS PLAN

(Full title of the plan)

KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE KB Home 401(k) Savings Plan Years ended December 31, 2015 and 2014

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of KB Home 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of KB Home 401(k) Savings Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of KB Home 401(k) Savings Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KB Home 401(k) Savings Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of KB Home 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of KB Home 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of KB Home 401(k) Savings Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2016

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value:
Mutual funds	$130,596,375	$126,436,974
Money market fund	11,730,666	12,189,751
Participant-directed brokerage account	843,544	848,102
Real-time traded employer stock fund	6,321,225	8,451,356
	149,491,810	147,926,183
Receivables:
Notes receivable from participants	3,179,434	3,218,312
Other	717	—
	3,180,151	3,218,312
Net assets available for benefits	$152,671,961	$151,144,495

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2015	2014
Additions (Deductions)
Contributions:
Plan participants	$8,778,542	$7,251,359
Employer, net of forfeitures	4,686,234	3,824,697
Rollovers	1,022,083	404,682
	14,486,859	11,480,738
Investment income (loss):
Interest and dividends	6,404,897	7,614,875
Net appreciation (depreciation) in fair value of investments	(8,914,183)	198,259
	(2,509,286)	7,813,134

Interest on notes receivable from participants	136,492	133,105
Benefits paid to participants	(10,568,256)	(10,072,488)
Administrative expenses	(18,343)	(19,170)

Net increase in net assets available for benefits	1,527,466	9,335,319
Net assets available for benefits
Beginning of year	151,144,495	141,809,176
End of year	$152,671,961	$151,144,495

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The following description of the KB Home 401(k) Savings Plan (Plan) provides only general information. Eligible employees of KB Home (Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan in which all eligible employees of the Company may participate beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants in the Plan may contribute up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (Code).

Each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limits, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).

Unless otherwise determined by its Board of Directors, the Company matches 100% of a Participant’s pretax contribution up to 6% of eligible compensation for that payroll period (for Participants who are sales representatives, the Company matches 100% of pretax contributions up to 6% of eligible compensation for that payroll period on up to $50,000 of such eligible compensation per year).

The Plan accepts rollover contributions transferred from other qualified retirement plans or from individual retirement accounts, subject to the applicable provisions of the Plan.

Plan assets are held in trust by Fidelity Management Trust Company, Inc. (Trustee). Participants may direct the investment of their contributions among one or more of the several options offered under the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such options, subject in each case to applicable conditions and limitations established under the Plan.

A Participant can invest no more than 20% of new Plan contributions in the KB Home Stock Fund (as described below), and cannot transfer funds from another Plan investment option into the KB Home Stock Fund if the transfer would cause the proportionate value of the Participant’s overall Plan account balance that is invested in the KB Home Stock Fund to exceed 20%.

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon are 100% vested to Participants after five years of service.

Participant-Directed Brokerage Account

The Plan offers a Participant-directed brokerage account as an investment option. If elected, a Participant-directed brokerage account, which is administered by an affiliate of the Trustee, allows a Participant to direct the investment of the Participant’s contributions to the Plan among various mutual fund options offered by such affiliate, including mutual funds that are not otherwise offered as investment options under the Plan, subject to certain minimum investment and withdrawal requirements and an overall investment limit of not more than 50% of the value of the Participant’s overall Plan account balance. Participant-directed brokerage accounts are not monitored or managed by the Company or the Plan.

KB Home Stock Fund

The Plan offers a real-time traded employer stock fund (KB Home Stock Fund). Participant Plan account balances in the KB Home Stock Fund represent investments in shares of the Company’s common stock. Participant contributions to, and transactions in, the KB Home Stock Fund are direct investments and transactions in shares of the Company’s common stock, and investments in the KB Home Stock Fund are valued at the then-current market price per share.

Notes Receivable from Participants

Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one-year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1% as of the last day of the preceding calendar quarter in which the loan was made. Loans are generally repaid through payroll deductions. Loans not repaid within the timeframe specified by the Plan are considered to be in default and treated as a distribution to the Participant.

Distributions and Withdrawals

Participants who terminate their service with the Company may elect to withdraw or rollover their contributions, vested Company matching contributions, and related earnings thereon. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $5,000 will be rolled into an individual retirement account. Such distributions or rollovers may be processed without a formerly employed Participant’s consent. Vested Plan account balances totaling $5,000 or more may be kept in the Plan. Participants may take hardship withdrawals from their Plan account balances subject to the limitations and requirements of the Plan. Participants must pay any outstanding loans under the Plan in full upon their termination of service with the Company.

Forfeitures

Unvested Company matching contributions for formerly employed Participants are forfeited and used by the Company in the following order: a) to restore the employer match and profit-sharing subaccounts of former Participants, if any; b) to reduce matching contributions for the Plan year allocated to the Participants’ employer match subaccounts in the same manner as matching contributions are allocated for the Plan year; c) to add to the profit-sharing contributions for the Plan year, if any; and d) to pay expenses of the Plan. For the Plan years ended December 31, 2015 and 2014, the Company used $506,417 and $500,264, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $15,148 and $64,484 at December 31, 2015 and 2014, respectively.

Administrative Expenses

Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual investment elections or transactions under the Plan, such as from the administration of Participant loans and Plan account withdrawals, are paid directly by such Participants.

Plan Termination

As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The financial statements are based on information provided to Plan management by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make informed estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividends are recorded on the ex-dividend date. The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses on investments that were bought and sold during the year, as well as unrealized appreciation (depreciation) of the investments held at the end of the year.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest, if any. Interest income on notes receivable from Participants is recorded when earned.

Distributions

Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (a consensus of the Emerging Issues Task Force)” (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. ASU 2015-07 is to be applied retrospectively to all periods presented. Early adoption is permitted. Plan management believes the adoption of this guidance will not have a material effect on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (ASU 2015-12). Each part of ASU 2015-12 is described as follows:

•	Part I designates contract value as the only required measure for fully benefit-responsive investment contracts.

•
Part II simplifies the investment disclosure requirements under existing GAAP, including by eliminating the disclosure of (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation (depreciation) for investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value to general type of plan asset; plans are no longer required to disaggregate investments by nature, characteristics and risks. In addition, the disclosure of information about fair value measurements is to be provided by general type of plan asset.

•
Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end.

ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Plan management has early adopted ASU 2015-12 as of December 31, 2015 and applied the provisions of Parts I and II retrospectively. Part III is not applicable to the Plan.

Reclassifications

Certain amounts in the Plan’s financial statements for the prior year have been reclassified to conform to the current year presentation.

3.	Fair Value Measurements

The fair value measurements of assets and liabilities are categorized based on the following hierarchy:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2
Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The mutual funds and money market funds offered under the Plan are registered with the U.S Securities and Exchange Commission and valued at their daily closing price. During 2015, the Plan added four new mutual fund investment options, which expanded the number of domestic and global equity index and bond funds offered to Participants under the Plan. As described in Note 1. Description of the Plan, the Participant-directed brokerage account represents investments among various mutual fund options, including mutual funds that are not otherwise offered as investment options under the Plan. The KB Home Stock Fund represents investments in shares of the Company’s common stock.

The fair values of all investments under the Plan are determined based on quoted market prices in active markets and considered Level 1 assets under the above hierarchy as of December 31, 2015 and 2014.

4.	Risks and Uncertainties

The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances and the amounts reported in the Plan’s financial statements.

5.	Tax Status of the Plan

The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2012.

6.	Related Party and Party-in-Interest Transactions

Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment held by the Plan also includes the Company’s common stock. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

American Beacon Advisors	American Beacon Small Cap Value Fund Class Institutional	196,817.269	**	$4,420,516
Aston Asset Management	Aston/Fairpointe Mid Cap Fund Class I	286,778.486	**	10,065,925
Dimensional Fund Advisors	DFA US Large Cap Value Portfolio Institutional Class	394,928.727	**	12,171,703
Fidelity Investments*	Fidelity BrokerageLink	201,541.794	**	843,544
Fidelity Investments*	Fidelity Contrafund – Class K	356,536.425	**	35,254,321
Fidelity Investments*	Fidelity Freedom K Income Fund	117,388.371	**	1,333,532
Fidelity Investments*	Fidelity Freedom K 2010 Fund	119,909.616	**	1,479,685
Fidelity Investments*	Fidelity Freedom K 2015 Fund	29,415.774	**	376,522
Fidelity Investments*	Fidelity Freedom K 2020 Fund	516,513.917	**	6,983,268
Fidelity Investments*	Fidelity Freedom K 2025 Fund	46,891.113	**	661,165
Fidelity Investments*	Fidelity Freedom K 2030 Fund	644,971.808	**	9,242,446
Fidelity Investments*	Fidelity Freedom K 2035 Fund	18,659.015	**	275,407
Fidelity Investments*	Fidelity Freedom K 2040 Fund	644,742.147	**	9,535,736
Fidelity Investments*	Fidelity Freedom K 2045 Fund	23,946.138	**	364,221
Fidelity Investments*	Fidelity Freedom K 2050 Fund	21,638.575	**	331,719
Fidelity Investments*	Fidelity Freedom K 2055 Fund	7,224.307	**	81,996
Fidelity Investments*	Fidelity Money Market Trust Retirement Government Money Market II Portfolio	11,730,664.950	**	11,730,666
Harbor Capital Advisors	Harbor International Fund Institutional Class	90,947.488	**	5,405,009
Lazard Asset Management	Lazard Emerging Markets Equity Portfolio Institutional Shares	200,983.565	**	2,701,219
Metropolitan West Asset Management	Metropolitan West Total Return Bond Fund Class M	904,497.028	**	9,605,758
Fidelity Investments*	Spartan 500 Index Fund – Institutional Class	226,382.607	**	16,256,535
Fidelity Investments*	Spartan Extended Market Index Fund - Fidelity Advantage Class	5,755.966	**	288,950
Fidelity Investments*	Spartan Global ex US Index Fund - Fidelity Advantage Class	6,482.322	**	68,777
Fidelity Investments*	Spartan US Bond Index Fund - Fidelity Advantage Class	16,358.893	**	187,964
Franklin Templeton Investments	Templeton Global Bond Fund Class R6	666.855	**	7,689
Vanguard Group	Vanguard Short-Term Investment-Grade Fund Admiral Shares	202,180.879	**	2,135,030
Wasatch Advisors	Wasatch Small Cap Growth Fund Investor Class	32,968.803	**	1,361,282
KB Home*	KB Home Stock Fund	512,602.328	**	6,321,225
Notes receivable from Participants*	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.25% and maturity dates through 2031			3,179,434
Total				$152,671,244

*	Party-in-interest to the Plan.

**	Participant-directed investments, cost information omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan By: KB Home Plan Administrator

Dated:	June 24, 2016	By: /s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description	Sequentially Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	14